UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-34152

WESTPORT FUEL SYSTEMS INC.

 (Translation of registrant's name into English)

1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, Canada, V6P 6G2

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐    Form 20-F   ☒      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 EXHIBIT INDEX

Exhibit	Description
99.1	Letter to Shareholders
99.2*	Management's Discussion and Analysis for the year ended December 31, 2022
99.3*	Independence Reports
99.4*	Audited Consolidated Financial Statements of the Company and Notes thereto for the year ended December 31, 2022
* Previously filed with our Form 40-F for the fiscal year ended December 31, 2022, which was filed with the Securities and Exchange Commission on March 13, 2023.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Fuel Systems Inc.
(Registrant)

Date: March 13, 2023	By:	/s/ William E. Larkin
William E. Larkin Chief Financial Officer